Form 10KSB40/A, Exhibit 13
period 1997-12-31
CROWELL & CO INC /GA/
filed 1998-10-23
CIK 65905

Page 1

                               CROWELL & CO., INC.

                               1997 Annual Report

                                 COMPANY PROFILE

     The principal businesses of the Company and its subsidiaries are home-building, the development of residential properties, and commercial real estate brokerage. Generally the Company acquires new properties for development in the Augusta, Georgia area based on management's assessment of levels of current and expected consumer demand. The analysis and acquisition of new properties by personnel of the Company are conducted on a continuous basis.

     Keystone Homes, Inc. ("Keystone"), a wholly owned subsidiary of the Company, builds single-family and multi-family homes on a presold and speculative basis. Keystone is the primary builder in all of the Company's developments. Generally, Keystone does not build outside Crowell developments.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                              OR PLAN OF OPERATION

OVERVIEW

     The primary objective of the Company's management is to maximize shareholder wealth. The Company attempts to accomplish this objective by increasing total revenues and controlling expenses. Management believes that existing corporate structure is adequate to support increased sales. In addition, management believes revenues can be increased most rapidly by increasing home-building efforts.

     The statements in this report regarding future sales, expenses, and other items relating to the future of the Company constitute Forward Looking Statements under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the Company's expectations as a result of a number of factors, including the national and local economy, market conditions, competition, real estate demand, availability of financing, interest rates, and weather conditions.

     On February 13, 1998,  the Company filed a Preliminary  Proxy  Statement on
Schedule  14A with the  Securities  and Exchange  Commission  for the purpose of eliminating the periodic reporting requirements under the Securities Exchange Act of 1934 by a reverse common stock split. The reverse common stock split, if consummated, will eliminate all common shareholders except the majority stockholder.

RESULTS OF OPERATION

     Management continually monitors inventory levels in relation to customer demand in order to build the needed number of homes. Management believes that housing inventory needs are dynamic and that a specific inventory level must be matched with anticipated consumer demand. Therefore, there is no specific amount of inventory which will always be the optimum.

     Home sales decreased by $1,093,103 or 17.5%, and commercial brokerage commissions decreased by $23,477 or 11.4% for the year ended December 31, 1997, as compared to the year ended December 31, 1996. The decrease in home sales primarily resulted from selling fewer homes in 1997 than in 1996. The decrease in commercial brokerage commissions resulted from the decrease in dollar amounts of property brokered in 1997.

     Gross profit percent on home sales decreased to 5.4% in 1997 from 8.5% in 1996. The decrease in gross profit percentage on home sales resulted primarily from building homes on rougher lots in 1997 as compared to 1996.

     Gross profit percent on commercial brokerage commissions increased from 31.0% in 1996 to 34.4% in 1997.

     Gross profit on lot sales increased from 49.2% in 1996 to 52.1% in 1997.

     Salaries decreased in 1997 as compared to 1996 by $110,837 or 21.0%, because of employee attrition. Management believes salary expense will be less in 1998 than in 1997 because of the loss of several employees during 1997. The Company does not plan to replace employees lost through attrition.

     Depreciation expense decreased by $814 or 4.3% in 1997 as compared to 1996 because several assets have been fully depreciated.

     Taxes and licenses decreased by $1,815 or 6.1%, in 1997 as compared to 1996.

     Building occupancy increased by $11,161 or 19.3% in 1997 as compared to 1996 because of an increase in maintenance costs.

     Office expense decreased in 1997 by $3,170 or 3.5% as compared to 1996. The decrease in office expenses in 1997 as compared to 1996 resulted primarily from the decrease in the number of employees and the decrease in number of Company operations.

     Advertising and promotion increased by $2,049 or 12.7%, in 1997 as compared to 1996.

     Legal and accounting expenses increased by $1,681 or 6.5%, in 1997 as compared to 1996.

     Communications expenses increased by $1,276 or 7.6%, in 1997 as compared to 1996.

     Overall operating expenses decreased by $87,473 or 11.1% for 1997 as compared to 1996. The overall decreases in 1997 as compared to 1996 resulted primarily from decreases in salaries.

     Interest income increased by $7,264 in 1997 as compared to 1996 because of collections on a note receivable.

     Interest expense from continuing operations decreased by $69,616 in 1997 as compared to 1996 because of the decrease in housing inventory carried throughout the year.

LIQUIDITY AND CAPITAL RESOURCES

     The Company expects to sell land it presently owns to meet liquidity needs as it has done in the past. Together with revenues from other sources, such sales would be expected to generate sufficient cash to meet the Company's liquidity requirements. At December 31, 1997, available cash and proceeds from land, lot, and home sales were expected to be sufficient to meet the Company's requirements until spring of 1998 when home sales typically improve and provide cash for operations.

     The  Company  has  obtained   financing   historically  by  borrowing  from
conventional lending sources using land acquired for development as security for loans.

     Current and future liquidity needs are expected to be met by use of the proceeds from lot and land sales and the proceeds from loans, using lands purchased for development as collateral. Existing development loans and commitments available to the Company have been made by various financial institutions and are secured by the improved lots held for resale. (See Item 2. Description of Properties.) The interest rates on the development loans are the prime rates of the lenders (8.0% in December 1997) plus 1.0 to 1.5%. Payments of interest are due monthly or quarterly and a portion of the principal is repaid as each lot is sold. The existing loans terminate in the years ending December 31, 1998 and 1999, at which time all principal and accrued interest are payable. There are no penalties for prepayment. Management expects to renew the development loans at that time.

     Residential home construction costs are financed through the use of additional commitments using the improved lots as collateral. Lot acquisition costs and home construction costs are financed by construction loans from a number of conventional lending sources, generally lending 90 to 95% of the costs of the home, secured by the lot and improvements, at rates of 9.25% to 9.75% as of December 31, 1997. These loans are paid upon the sale of the home. These loans are negotiated and closed on a project-by-project and lot-by-lot basis.

     Financing arrangements for long-term needs have not been made because such arrangements in the land development business are generally made on a project-by-project basis. Debt service on existing loans (loan balances totaled $2,967,064 as of December 31, 1997) and funds for operations are expected to be met from the proceeds of lot sales, land sales, home sales and real estate brokerage commissions. Notes maturing in 1998 total $2,227,564. The Company historically has renewed these notes annually although there are no assurances that such loans will be renewed by the financial institution. The notes will eventually be repaid from proceeds of land, lot, and home sales. (See Item 7. Financial Statements for additional details regarding notes payable.)

     The Company's financial condition at December 31, 1997, has deteriorated as compared to that of December 31, 1996. Stockholders' equity as of December 31, 1997, was $684,689 as compared to $741,869 at December 31, 1997.

     Properties held for resale decreased from $3,493,117 at December 31, 1996 to $3,415,398 at December 31, 1997, a decrease of $77,719, or 2.2%, which reflects the decrease in inventory to adjust to decreased sales. Properties held for resale will increase and decrease as management determines and builds the level of inventory needed to satisfy customer demand.

     Cash increased by $130,170 or 208%, at December 31, 1997, from December 31, 1996 because of $100,000 collected on December 31, 1997, from payment on the sale of Petersburg Racquet Club.

     Receivables decreased from $161,907 at December 31, 1996, to $94,108 at December 31, 1997, a decrease of $67,799 or 41.9%, because of collections on a note receivable in connection with the sale of UDS.

     Other assets increased from $43,332 at December 31, 1996, to $60,750 at December 31, 1997, an increase of $17,418 or 40.2%.

     Notes payable decreased from $3,566,459 at December 31, 1996, to $2,967,064 at December 31, 1997, a decrease of $599,395 or 16.8%, because of the sale of Petersburg Racquet Club. Notes payable will increase and decrease in direct proportion to the level of housing inventory maintained by the Company.

     Accounts payable and accrued liabilities increased from $71,544 at December 31, 1996, to $181,238 at December 31, 1997, an increase of $109,694 or 153.3%.

     The Company has net operating loss carryforwards available of approximately $1,945,000 to offset against future federal taxable income. The maximum value of these carryforwards computed at maximum federal and state income tax rates is approximately $760,000. This amount is not reflected in the financial statements.

                      CROWELL & CO., INC., AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                December 31,
                                                         --------------------------
                                                             1997           1996
                                                         -----------    -----------
PROPERTIES HELD FOR RESALE
   Homes under construction and for sale                 $ 2,173,005    $ 2,276,944
   Developed residential land                              1,176,494      1,016,939
   Land held for future development                           65,899        199,234
                                                         -----------    -----------
                                                           3,415,398      3,493,117
                                                         -----------    -----------
CASH AND CASH EQUIVALENTS, including escrow funds
   of $2,634 and $6,434 in 1997 and 1996, respectively       192,664         62,494
                                                         -----------    -----------

RECEIVABLES
   Notes                                                      93,522        126,316
   Accounts and other                                            586         35,591
                                                         -----------    -----------
                                                              94,108        161,907
                                                         -----------    -----------
PROPERTY AND EQUIPMENT
   Rental homes                                               90,000         90,000
   Petersburg Racquet Club                                         0      1,059,993
   Furniture, fixtures and equipment                          97,763        146,903
                                                         -----------    -----------
                                                             187,763      1,296,896
   Less accumulated depreciation                             (87,692)      (677,874)
                                                         -----------    -----------
                                                             100,071        619,022
                                                         -----------    -----------

OTHER ASSETS                                                  60,750         43,332
                                                         -----------    -----------

ASSETS OF BUSINESS TRANSFERRED UNDER
   CONTRACTUAL ARRANGEMENT                                   606,000             --
                                                         -----------    -----------
                                                         $ 4,468,991    $ 4,379,872
                                                         ===========    ===========

See notes to consolidated financial statements.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                             December 31,
                                                                      --------------------------
                                                                          1997           1996
                                                                      -----------    -----------
NOTES PAYABLE TO BANKS                                                $ 2,967,064    $ 3,566,459
                                                                      -----------    -----------
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable                                                          132,918         21,155
Accrued expenses                                                           39,904         42,905
Customer deposits                                                           8,416          7,484
                                                                      -----------    -----------
                                                                          181,238         71,544
                                                                      -----------    -----------
OTHER LIABILITIES
Liabilities and deferred credit of business transferred under
   contractual arrangement                                                606,000             --
Deferred gain on disposal of Petersburg Racquet Club                       30,000             --
                                                                      -----------    -----------

   TOTAL LIABILITIES                                                  $ 3,784,302    $ 3,638,003
                                                                      -----------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
   Capital stock:

      Preferred, voting and non-participating, without par value;
         10,000,000 shares authorized, 1,011,899 designated to
         Series A and Series B
      Series A preferred, 8% cumulative, stated value $1 per share;
         callable at $1 per share plus accumulated dividends,
         convertible into common stock at the rate of 1 share for 4 preferred shares; authorized 2,000,000 shares; issued and
         outstanding 525,000 shares; accumulated dividends $147,000
         ($0.28 per share)                                                525,000        525,000
      Series B preferred, 8% cumulative, stated value $1 per share;
         callable at $1 per share plus accumulated dividends,
         convertible into common stock at the rate of 1 share for 4 preferred shares; authorized 486,899 shares; issued and
         outstanding 486,899 shares; accumulated dividends $155,808
         ($0.32 per share)                                                486,899        486,899
      Common, without par value; 50,000,000 shares authorized;
         2,520,835 shares issued and outstanding at December 31,
         1997 and 1996                                                    696,774        696,774
   Additional paid-in capital  Preferred stock - Series A                  33,648         33,648
   Accumulated deficit                                                 (1,057,632)    (1,000,452)
                                                                      -----------    -----------

       TOTAL STOCKHOLDERS' EQUITY                                         684,689        741,869
                                                                      -----------    -----------

                                                                      $ 4,468,991    $ 4,379,872
                                                                      ===========    ===========

                      CROWELL & CO., INC., AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            Year ended December 31,
                                                          --------------------------
                                                              1997           1996
                                                          -----------    -----------
REVENUES
   Home sales                                             $ 5,160,165    $ 6,253,268
   Brokerage commissions                                      182,778        206,255
   Other income                                               138,420         89,798
   Lot sales                                                  388,300        254,900
   Land sales                                                 341,000             00
                                                          -----------    -----------
                                                            6,210,663      6,804,221
                                                          -----------    -----------
COST OF REVENUES
   Homes                                                    4,881,475      5,721,184
   Agent commissions                                          119,921        142,395
   Other                                                       30,117             00
   Lots                                                       185,923        129,408
   Land                                                       133,335             00
                                                          -----------    -----------
                                                            5,350,771      5,992,987
                                                          -----------    -----------
OPERATING EXPENSES
   Salaries                                                   417,260        528,097
   Depreciation                                                17,958         18,772
   Taxes and license                                           28,103         29,918
   Building occupancy                                          68,987         57,826
   Advertising and promotion                                   18,155         16,106
   Office expense                                              88,168         91,338
   Legal and accounting                                        27,673         25,992
   Communications                                              18,001         16,725
   Completed home expenses                                     12,996             00
                                                          -----------    -----------
                                                              697,301        784,774
                                                          -----------    -----------

     OPERATING INCOME                                         162,591         26,460
                                                          -----------    -----------

FINANCIAL INCOME (EXPENSE)
   Interest income                                              8,205            941
   Interest expense                                          (147,276)      (216,892)
                                                          -----------    -----------
                                                             (139,071)      (215,951)
                                                          -----------    -----------

   INCOME (LOSS) FROM CONTINUING OPERATIONS                    23,520       (189,491)
                                                          -----------    -----------

DISCONTINUED OPERATIONS
   Income from residential brokerage division                      00         69,686
   Income from computer division                                   00          3,306
   Gain on disposal of computer division                           00        159,927
   Loss from Petersburg Racquet Club                          (80,700)       (56,581)
                                                          -----------    -----------
                                                              (80,700)       176,338
                                                          -----------    -----------

   NET LOSS                                               $   (57,180)   $   (13,153)
                                                          ===========    ===========


(CONTINUED ON NEXT PAGE) EARNINGS PER COMMON SHARE:

                                                                          Page 9
EARNINGS PER COMMON SHARE
   Weighted average number of common shares outstanding     2,520,835      2,520,835
   Basic earnings per share
     Loss from continuing operations                      $      (.02)      $ ( .11)
     Income (loss) from discontinued operations                  (.03)           .07
                                                          -----------    -----------

   NET LOSS PER COMMON SHARE                              $      (.05)   $      (.04)
                                                          ===========    ===========

See notes to consolidated financial statements.

                                                                         Page 10
                      CROWELL & CO., INC., AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1997 AND 1996

                                       Capital Stock Issued                 Additional Paid-In Capital
                             ---------------------------------------    ----------------------------------------
                                                                                                        Total
                              Preferred     Preferred                   Preferred     Accumulated   Stockholders'
                              Series A      Series B       Common        Series A       Deficit         Equity
----------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995   $   525,000   $   486,899   $   696,776    $    33,648   $  (987,299)   $   755,024

Purchase of Stock                     --            --            (2)            --            --             (2)
Net loss                              --            --            --             --       (13,153)       (13,153)
                             -----------   -----------   -----------    -----------   -----------    -----------

BALANCE, DECEMBER 31, 1996   $   525,000   $   486,899   $   696,774    $    33,648   $(1,000,452)   $   741,869

Net loss                              --            --            --             --       (57,180)       (57,180)
                             -----------   -----------   -----------    -----------   -----------    -----------

BALANCE, DECEMBER 31, 1997   $   525,000   $   486,899   $   696,774    $    33,648   $(1,057,632)   $   684,689
                             ===========   ===========   ===========    ===========   ===========    ===========

See notes to consolidated financial statements.

                      CROWELL & CO., INC., AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Years ended December 31,
                                                                --------------------------
                                                                    1997           1996
                                                                -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                     $   (57,180)   $   (13,153)
   Adjustments to reconcile net loss to net cash
   provided by operating activities:
      Depreciation and amortization                                  76,766         54,388
      Gain on disposal of assets                                    (15,139)      (159,927)
      Changes in assets and liabilities:
         (Increase) decrease in:
         Properties held for resale                                  77,719        436,080
         Accounts and other receivables                              35,005         60,719
         Home sale notes receivable                                   6,316         24,450
         Other assets                                               (17,418)        10,184
      Increase (decrease) in:
         Accounts payable                                           111,763        (56,928)
         Accrued expenses                                            (3,001)       (46,969)
         Customer deposits                                              932        (22,886)
         Deferred gain on disposal of Petersburg Racquet Club        30,000             --
                                                                -----------    -----------
           NET CASH PROVIDED BY OPERATING ACTIVITIES                245,763        285,958
                                                                -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of assets                                     100,000         80,000
   Purchase of property and equipment                              (156,944)      (329,579)
   Collections on notes receivable                                   26,478              0
                                                                -----------    -----------
             NET CASH USED IN INVESTING ACTIVITIES                  (30,466)      (249,579)
                                                                -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from bank loans                                       4,190,611      4,679,657
   Payments of bank loans and other debt                         (4,275,738)    (4,922,106)
                                                                -----------    -----------
       NET CASH USED IN FINANCING ACTIVITIES                        (85,127)      (242,449)
                                                                -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                130,170       (206,070)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       62,494        268,564
                                                                -----------    -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                        $   192,664    $    62,494
                                                                ===========    ===========

SUPPLEMENTARY DISCLOSURES
   Interest paid (net of amount capitalized)                    $   146,932    $   262,853
   Note receivable from disposal of assets                               --        120,000

See notes to consolidated financial statements.

                      CROWELL & CO., INC., AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

NOTE 1 - DESCRIPTION OF BUSINESS

     The principal operations of Crowell & Co., Inc., and its subsidiaries (the "Company") are development of residential properties for resale, home-building, and providing commercial real estate brokerage services. The Company acts as a general contractor on all development and home-building.

     Crowell & Co., Inc. ("Crowell"), the parent company, primarily develops residential properties in the Augusta, Georgia, metropolitan statistical area. Crowell also provides commercial real estate brokerage services.

     Keystone Homes, Inc. ("Keystone"), a wholly owned subsidiary of Crowell, builds single-family and multi-family homes on a presold and speculative basis in the Augusta, Georgia, metropolitan statistical area.

     The Company incurred a loss from continuing operations of $189,491 in 1996. The Company sold two of its divisions during 1997 and 1996, and management has initiated other internal changes which management believes will help return the Company to profitability. However, the real estate market in the Augusta area is subject to fluctuations beyond the Company's control. As discussed in Note 5, the Company also has additional borrowing capacity under its financing arrangements.

     All operations of Crowell and its subsidiaries are domestic.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation.

ACCOUNTING ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE

     The loss per common share is computed using the weighted average of the number of shares outstanding during the years ended December 31, 1997 and 1996. Because inclusion of convertible preferred stock would have an anti-dilutive effect on the loss per common share, the convertible preferred stock is excluded from the computation of the loss per common share assuming full dilution. The preferred dividend accrued of $80,952 is subtracted from the income or loss for continuing operations and net loss for the purposes of computing the loss per common share regardless of whether the preferred dividend is paid. At the option of the holder, the preferred stock is convertible into common stock at one share for every four shares owed for a total potential of 252,975 shares.

CASH AND CASH EQUIVALENTS

     For the purpose of the Statements of Cash Flows, all highly liquid instruments with an original maturity of three months or less are considered cash equivalents.

RECEIVABLES

         The Company uses the allowance method for recording bad debt.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Maintenance and repairs are charged to expense. Improvements that significantly increase the lives of assets are capitalized and depreciated or amortized over their estimated useful lives. Gains or losses on disposals are credited or charged to operations.

DEPRECIATION

     Depreciation of property and equipment is computed on the straight-line and declining-balance methods for both financial reporting and income tax purposes.

PROPERTIES HELD FOR RESALE

     Properties held for resale are stated at the lower of cost or market using the specific identification method. Certain property purchases and sales are treated as cash transactions for the statements of cash flows.

CUSTOMER DEPOSITS

     A portion of the Company's cash is reserved for the repayment of security deposits, excess cash owed to property owners on property management accounts and earnest money received on pending real estate sales contracts.

CAPITALIZED INTEREST

     The Company capitalizes the portion of interest incurred during the construction period for funds borrowed to develop properties and construct residential homes. Such interest is charged to properties and expensed as a cost of sale as properties are sold.

REVENUE RECOGNITION

     The Company recognizes revenues on sales of residential lots, land, and homes at the time of closing and receipt of cash.

     The Company uses the completed contract method on Company-constructed homes. This method is used because the typical home is completed in six months or less and the financial position and results of operations do not vary significantly from those which would result from the use of the percentage of completion method. A contract is considered complete at the time of closing and receipt of cash.

     Contract costs include all direct materials and labor costs, allocated common cost of land and development and those indirect costs related to contract performance, including interest on borrowings. General and administrative costs are charged to expense as incurred.

     The  Company  recognizes   commissions  earned  on  real  estate  brokerage
transactions at the time of closing.

RECLASSIFICATIONS

     Certain 1996 amounts have been reclassified to conform with the financial statement presentation used in 1997. These reclassifications had no effect on net income.

CONCENTRATION OF RISK

     The Company operates in the Augusta, Georgia, MSA. Therefore, the Company can be adversely affected by local economic conditions. The Company had approximately $21,000 in excess of federally insured amounts on deposit in one bank.

NOTE 3 - NOTES RECEIVABLE

                                                               December 31,
                                                         ----------------------
                                                            1997         1996
                                                         ---------    ---------
Note receivable from an individual due in
  quarterly installments with interest at 8.8%,
  secured by all assets of UDS.  (See Note 9)            $  93,522    $ 120,000
Various second mortgage notes receivable on
  homes sold by Ivey at interest rates of 9.0%
  to 11.0%, due at various dates through 1997                   --        6,315
Note receivable from an individual due on
  December 31, 2002, interest receivable monthly,
  beginning January 31, 1999, at 8.3%, secured by PRC      136,000            0
                                                         ---------    ---------
Less allowance for doubtful accounts                      (136,000)           0
                                                         ---------    ---------
                                                         $  93,522    $ 126,315
                                                         =========    =========

     In the opinion of management, the fair value of the above financial instruments does not materially differ from the face value.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

     The Company leased its office space from the majority stockholder. On June 1, 1989, the Company entered into three (3) operating lease agreements each with a term of twenty (20) years. The leases provide that the Company pay all property taxes, insurance and maintenance plus an annual rental. The Company is no longer obligated on one lease because the majority stockholder sold the building covered under the lease. The total minimum rental commitment at December 31, 1997, under these leases is $1,098,000, which is due as follows:

       Year ending December 31,
       ------------------------
                 1998                                  $     81,600

                 1999                                        85,200
                 2000                                        85,200
                 2001                                        87,600
                 2002                                        90,000
              Thereafter                                    668,400
                                                         ----------
                                                         $1,098,000
                                                         ==========

     The total rental expense for these leases included in the consolidated statements of income for the years ended December 31, 1997 and 1996, was $127,200 and $122,400, respectively. The Company received rental income of approximately $80,000 for two of the operating leases for both 1997 and 1996 which offset the rental expense.

     The Company sold Petersburg Racquet Club ("PRC") on December 31, 1997. The buyer of PRC assumed a note payable to the bank in the amount of approximately $576,000. The Company remains as a secondary debtor on the assumed note. Therefore, the Company has a contingent liability in the amount of the note payable balance in the event that the buyer of PRC fails to make payment under the note payable agreement.

NOTE 5 - NOTES PAYABLE

                                                                      December 31,
                                                                ------------------------
                                                                   1997          1996
                                                                ----------    ----------
To banks
   Secured by residential properties held for resale,
      maturing at various dates through 1998, at interest
      rates from prime plus 1.0% to 1.5% (8.5% to 10.0% at
      December 31, 1997 and 1996)                               $2,906,630    $2,955,170

   Secured by Petersburg Racquet Club property, maturing
      2009, at an interest rate of 7.5% at December 31, 1996
      (see Note 4)                                                      --       541,461

   Secured by single-family homes held for resale and
      rental, maturing at various dates through 1998, at
      interest rates of 9.0% to 11.0%                               60,434        69,828
                                                                ----------    ----------
                                                                $2,967,064    $3,566,459
                                                                ==========    ==========

     In the opinion of management, the fair value of the above financial instruments does not materially differ from the face value.

     Under  provisions  of financing  arrangements  outstanding  at December 31,
1997, the Company has unused commitments for financing of approximately $1,170,000. These additional amounts are available upon request and approval of development progress and are subject to the same terms and obligations as those existing on December 31, 1997. The majority stockholder has personally guaranteed all bank loans. The president of Keystone has personally guaranteed all of Keystone's bank loans which amounts to additional guarantees of $2,077,264.

     Maturities of debt are as follows:

       Year ending December 31,
       ------------------------
                 1998                                   $ 2,227,564

                 1999                                       739,500
                                                        -----------
                                                        $ 2,967,064
                                                        ===========

     Capitalized interest (see NOTE 2) was approximately $76,000 and $78,000 for the years ended December 31, 1997 and 1996, respectively. All other interest incurred was recognized as financial expense in the consolidated statements of income.

NOTE 6 - INCOME TAX MATTERS

     For the years ended December 31, 1997 and 1996, Crowell filed consolidated income tax returns with its subsidiary Keystone.

     For the years ended December 31, 1997 and 1996, no income tax provision was made because of the net losses the Company incurred. The Company reported $136,000 in income on its income tax return that was not recorded in income for financial reporting purposes. This income relates to the note receivable received by the Company on the sale of PRC. (See NOTE 3 and NOTE 9.) The Company used its net operating loss carryforward to eliminate the income tax liability on this income.

     Deferred tax assets and liabilities at December 31, 1997 and 1996, consist of the following:

                                                        Years ended December 31,
                                                        -----------------------
                                                           1997          1996
                                                        ---------     ---------
Deferred tax assets

   Federal and state net operating loss carryforwards   $ 760,000     $ 800,000
   Less valuation allowance                              (760,000)     (800,000)
                                                        ---------     ---------
Net deferred tax asset                                  $      --     $      --
                                                        =========     =========

     Remaining net operating loss carryforwards of $1,945,020 expire in varying amounts between December 31, 2002, and December 31, 2011, and are subject to Internal Revenue Code Section 382 limitations relating to a corporation's ability to use net operating loss carryforwards subsequent to a change in ownership. An expiration schedule is as follows:

       Year ending December 31
       -----------------------
                 2002                                  $    207,118
                 2003                                       597,531
                 2004                                       154,945
                 2005                                       294,482
                 2010                                       683,502
                 2011                                         7,442
                                                       ------------
                                                       $  1,945,020
                                                       ============

NOTE 7 - INDUSTRY SEGMENT DATA

     The Company conducts its operations in the principal industries of real estate development and home-building.

     The real estate development segment consists principally of the development of residential properties for resale and construction of single-family and multi-family housing.

     The real estate brokerage segment consists of commission revenue and related expenses for primarily commercial real estate sales.

     Any significant intersegment revenues for the periods presented have been eliminated. Various industry segment data is as follows:

                                                      Year ended December 31,
                                                    --------------------------
                                                       1997            1996
                                                    ----------      ----------
Net sales
   Real estate development                          $6,019,082      $6,597,966
   Real estate brokerage                               191,581         206,255
                                                    ----------      ----------
      Net sales                                     $6,210,663      $6,804,221
                                                    ==========      ==========
Operating income
   Real estate development                          $  122,767      $   (9,843)
   Real estate brokerage                                39,824          36,303
                                                    ----------      ----------
      Operating income                              $  162,591      $   26,460
                                                    ==========      ==========
Capital expenditures
   Real estate development                          $  156,944      $  324,215
   Real estate brokerage                                    --              --
                                                    ----------      ----------
      Net capital expenditures                      $  156,944      $  324,215
                                                    ==========      ==========
Depreciation and amortization
   Real estate development                          $   17,958      $   18,772
   Real estate brokerage                                    --              --
                                                    ----------      ----------
      Net depreciation and amortization             $   17,958      $   18,772
                                                    ==========      ==========
Assets employed
   Real estate development                          $4,468,991      $4,379,872
   Real estate brokerage                                    --              --
                                                    ----------      ----------
                                                    $4,468,991      $4,379,872
                                                    ==========      ==========

NOTE 8 - RELATED PARTY TRANSACTIONS

     Keystone purchases developed lots for home construction from Home Sites, Ltd. ("Home Sites"), an entity related by common control. For the year ended December 31, 1996 such purchases were $79,500. Crowell also provides management services to Home Sites. For the year ended December 31, 1996 management fees earned by the Company were $5,430.

     The Company received $120,275 in real estate commissions from property sold to Home Sites by an unrelated party for the year ended December 31, 1997. For the year ended December 31, 1997, an officer of the Company purchased a home from the Company. The sales price was $172,069. The cost of the home was $161,918.

NOTE 9 - DISCONTINUED OPERATIONS

     On December 16, 1996 Crowell sold United Data Systems, Inc., ("UDS"), a computer software company. The sales price of UDS was $200,000 which was received in the form of $80,000 in cash and a note receivable of $120,000 which is secured by all sold and future assets of UDS. The net book value of UDS was approximately $40,000. Therefore, a gain of approximately $160,000 was recognized on the sale. The purchaser of UDS was Chin U. Yu ("Chin"). There was no material relationship between Crowell and Chin at the time of the sale. No income tax was incurred from the sale of UDS because of the operating loss incurred by Crowell for 1997. Total revenue for UDS for the years ended December 31, 1996 was $562,713.

     On December 31, 1997, Crowell sold the real estate and business operation known as Petersburg Racquet Club ("PRC") to Craig S. Jones, an individual. No material relationship existed between Mr. Jones and Crowell at the time of the sale. The purchase price of PRC was approximately $818,000. This amount was received in the form of approximately $100,000 in cash, the assumption of a mortgage loan on PRC in the amount of approximately $576,000, the execution of a note secured by a second mortgage on PRC in favor of Crowell in the amount of approximately $129,000, the execution of a note in favor of Crowell in the amount of approximately $7,000 and the obligation to pay Crowell the accounts receivable of PRC at December 31, 1997, which were approximately $6,000, as they were received. As a result of the Company remaining liable on the assumed mortgage note, the Company has accounted for the PRC transaction following the treatment set forth in the Securities Exchange Commission's Staff Accounting Bulletins - Topic 5E (SAB Topic 5E) "Accounting for divestiture of a subsidiary or other business operation". Accordingly, the assets of PRC at the sale date have been recorded under the caption Assets of business transferred under contractual arrangement with a corresponding amount recorded under Liabilities and deferred credit of business transferred. The $166,000 gain on sale of PRC has been separately deferred as a deferred gain of $30,000 and a reduction in the notes receivable from Mr. Jones in the amount of $136,000. The Company will continue to follow this accounting treatment until the amount of the outstanding debt which Mr. Jones has assumed declines to a level which permits the Company to record the transaction as a sale. Revenues from PRC for the years ended December 31, 1997 and 1996, were $298,563 and $185,190, respectively.

NOTE 10 - OTHER MATTERS

     On February 13, 1998,  the Company filed a Preliminary  Proxy  Statement on
Schedule  14A with the  Securities  and Exchange  Commission  for the purpose of eliminating the periodic reporting requirements under the Securities Exchange Act of 1934 by a reverse common stock split. The reverse common stock split, if consummated, will eliminate all common shareholders except the majority stockholder.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Crowell & Co., Inc., and Subsidiaries
Augusta, Georgia

     We have audited the accompanying consolidated balance sheets of Crowell & Co., Inc., and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crowell & Co., Inc., and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

CHERRY, BEKAERT & HOLLAND, L. L. P.

Augusta, Georgia
August 21, 1998

                      CROWELL & CO., INC., AND SUBSIDIARIES

                        DIRECTORS AND EXECUTIVE OFFICERS

Otis L. Crowell
Director, President and Chairman of the Board

O. Lamar Crowell, Jr.
Director and Vice President

Mark L. Gilliam
Director, Vice President, Secretary and Chief Financial Officer

                              CORPORATE INFORMATION

CORPORATE OFFICES
610 Industrial Park Boulevard
Evans, GA 30809
(706) 855-1099

INDEPENDENT AUDITORS
Cherry, Bekaert & Holland
Augusta, GA

TRANSFER AGENT
Crowell & Co., Inc.
Evans, GA

COMMON STOCK AND DIVIDEND INFORMATION
There is no public trading market for the securities of Crowell. As of January 31, 1998, there were approximately 740 holders of record of Crowell's Common Stock without par value. No dividends have been paid on Crowell's Common Stock for more than 2 years and the management of Crowell does not intend to pay dividends in the foreseeable future.

FORM 10-KSB
A copy of the Company's Annual Report on Form 10-KSB (without exhibits) as filed with the Securities and Exchange Commission for the year ended December 31, 1997, may be obtained without charge by writing to Mark L. Gilliam at the Company's corporate office.

ADDITIONAL INFORMATION
For additional information, contact Mark L. Gilliam at the Company's corporate office.